UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

ANGI Homeservices Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

00183L102

(CUSIP Number)

Eamon Smith

TCS Capital Management, LLC

142 West 57th, 11th Floor
New York, NY 10019

(212) 621-8760

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00183L102

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,126,437
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,126,437
	10	SHARED DISPOSITIVE POWER

3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,126,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 00183L102

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 00183L102

1	NAME OF REPORTING PERSON

TCS Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,000,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,000,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

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CUSIP NO. 00183L102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 is being filed to reflect a more than one percent (1%) change in the Reporting Persons’ position in the Issuer solely due to a change in the Issuer’s outstanding share count as well as the exercise of certain stock options. In addition, this Amendment No. 2 reflects an internal transfer of certain shares of the Issuer to Eric Semler that were previously reported owned by TCS Capital Advisors, LLC. In furtherance of the foregoing, this Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon 80,198,354 Shares outstanding, as of November 28, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement on Form 424B4 filed with the Securities and Exchange Commission on December 12, 2018.

A.	TCS Advisors
(a)	As of the close of business on February 15, 2019, TCS Advisors beneficially owned 3,000,000 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 3,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,000,000
4. Shared power to dispose or direct the disposition: 0

(c)	TCS Advisors has not entered into any transactions in the Shares during the past sixty days.
B.	TCS Management
(a)	TCS Management, as the investment advisor of TCS Advisors, may be deemed the beneficial owner of the 3,000,000 Shares owned by TCS Advisors.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,000,000

(c)	TCS Management has not entered into any transactions in the Shares during the past sixty days.
C.	Mr. Semler
(a)	As of the close of business on February 15, 2019, Mr. Semler directly owned 3,126,437 Shares, including (i) 3,080,350 Shares transferred to Mr. Semler from TCS Advisors and (ii) 46,087 Shares that were granted to Mr. Semler by Angie’s List, Inc. in his capacity as a former director of Angie’s List, Inc. In addition, Mr. Semler, as the managing member of TCS Management, may be deemed the beneficial owner of the 3,000,000 Shares owned by TCS Advisors.

Percentage: Approximately 7.6%

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CUSIP NO. 00183L102

(b)	1. Sole power to vote or direct vote: 3,126,437
2. Shared power to vote or direct vote: 3,000,000
3. Sole power to dispose or direct the disposition: 3,126,437
4. Shared power to dispose or direct the disposition: 3,000,000

(c)	Other than the exercise of 13,446 Shares underlying certain stock options held directly by Mr. Semler on January 18, 2019, Mr. Semler has not entered into any transactions in the Shares during the past sixty days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP NO. 00183L102

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2019

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC, its investment advisor

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

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